Exhibit 99.1

Adaptimmune to Participate in Two Upcoming Investor Conferences

PHILADELPHIA, Pa. and OXFORD, UK., September 14, 2015 — Adaptimmune Therapeutics plc (Nasdaq: ADAP), (“Adaptimmune” or the “Company”), a clinical stage biopharmaceutical company focused on the use of T-cell therapy to treat cancer, today announced participation in the following two investor conferences:

James Noble, Chief Executive Officer of Adaptimmune, will present at the 2015 Morgan Stanley Global Healthcare Conference at 4:05 PM ET (9:05 PM BST) on Thursday, September 17, 2015. The conference is being held at the Grand Hyatt New York in New York City.

Dr. Helen Tayton-Martin, Chief Operating Officer of Adaptimmune, will present at the 2015 Bank of America Merrill Lynch Global Healthcare Conference at 9:00 AM BST (4:00 AM ET) on Thursday September 17, 2015. The conference is being held at the Bank of America Merrill Lynch Financial Centre in London, UK.

Adaptimmune’s presentations will be webcast live for investors through the investor section of www.adaptimmune.com and available for a period of 30 days following the conference.

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor platform.  Established in 2008, the Company aims to utilize the body’s own machinery — the T-cell — to target and destroy cancer cells by using engineered, increased affinity T-cell receptors (TCRs) as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced TCR therapeutic targeting the NY-ESO cancer antigen. Its NY-ESO TCR therapeutic candidate has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline (GSK) for the development and commercialization of the NY-ESO TCR program in partnership with GSK.  In addition, Adaptimmune has a number of proprietary programs and its next TCR therapeutic candidate, directed at MAGE A-10, is scheduled to enter the clinic in 2015. The Company has identified over 30 intracellular target peptides preferentially expressed in cancer cells and is currently progressing eight of these through unpartnered research programs.  Adaptimmune has over 150 employees and is located in Oxfordshire, UK and Philadelphia, USA.  For more information:  http://www.adaptimmune.com

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 966-6264

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com